Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Announces Intention to Repurchase Up to 15 Million of its Common Shares

TORONTO, December 3, 2013 – Bank of Montreal (TSX, NYSE: BMO) today announced its intention, subject to the approval of the Office of the Superintendent of Financial Institutions Canada (OSFI) and the Toronto Stock Exchange (TSX), to purchase, for cancellation, up to 15 million of its common shares under a normal course issuer bid through the facilities of the TSX. Bank of Montreal (the Bank) intends to file a notice of intention with the TSX in this regard.

The normal course issuer bid, subject to regulatory approvals, will commence on or around February 1, 2014, and will end on or around January 31, 2015. The common shares that may be repurchased represent approximately 2.3 per cent of the ‘public float’ (as such term is defined in the TSX Company Manual) of common shares. The timing and amount of any purchases under the program is subject to regulatory approvals and to management discretion based on factors such as market conditions. The Bank will pay the market price for the shares at the time of acquisition.

There were 644,129,945 Bank of Montreal common shares issued and outstanding as at October 31, 2013, and the public float was 643,432,580 common shares. The Bank’s Basel III Common Equity Ratio was 9.9 per cent, as at October 31, 2013. Maintaining a normal course issuer bid is part of BMO’s capital management strategy.

BMO’s current normal course issuer bid commenced on February 1, 2013, and will expire on January 31, 2014. Over the term of the current bid to December 2, 2013, BMO has purchased 10.7 million of its common shares at an average price of $62.88 per share.

Bank of Montreal’s common shares are listed on both the Toronto and New York stock exchanges.

For Media Relations Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com